FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. announces Q2 Results, dated July 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 26, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces Q2 Results dated July 26, 2007.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES Q2 RESULTS

* Record quarterly revenues of $21.5 million

* * GAAP loss per share $0.21, Non-GAAP loss per share $0.12

Tel Aviv, Israel, July 26, 2007 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported record revenues of $21.5 million for the second quarter of 2007. The results represent an increase of 9% compared with revenues of $19.7 million for the first quarter of 2007 and an increase of 7% compared with revenues of $20.1 million for the second quarter of 2006.

Net loss on a GAAP basis for the second quarter of 2007 was $4.0 million or $0.21 per diluted share, compared to a net loss of $3.6 million or $0.18 per diluted share in the first quarter of 2007 and a net loss of $0.6 million or $0.03 per diluted share in the second quarter of 2006. The loss for this quarter takes into account operating expenses resulting from the acquisition and consolidation of Covelight Systems, Inc.

For comparative purposes, net loss for the second quarter of 2007, excluding the effects of stock-based compensation expense and amortization of intangible assets and acquisition related expenses, was $2.4 million or $0.12 per diluted share, compared with a net loss of $1.2 million or $0.06 per diluted share in the first quarter of 2007 and net income of $0.5 million or $0.03 per diluted share in the second quarter of 2006.

In the second quarter of 2007 the company continued to maintain a positive operational cash flow. The company’s overall cash position, including cash, short-term and long-term bank deposits and marketable securities decreased to a total amount of $158.2 million.  Disallowing the amount invested in the acquisition of Covelight Systems, cash-on-hand would have represented an increase of $0.9 million

“During this quarter we received important validation of our technology leadership in the application delivery space from independent reviewers and testers as well as federal contractors and best-of-breed providers that additionally chose us as their premier partner,” said Roy Zisapel, CEO of Radware. “We intend to leverage these strengths in the upcoming quarters as an integral part of rolling out an ‘industry-differentiated’, go-to-market strategy for business-smart networking.”

During the quarter ended June 30, 2007, Radware released the following significant announcements:

-

Radware Teams With Harris Corporation to Provide Network-Centric Security Solutions to Federal Agencies Under NETCENTS Contract

-

Radware and Riverbed Partner to Deliver High Performance and Fault Tolerant Remote Office Infrastructure

-

Radware Appoints Christopher R. McCleary Executive Chairman

-

Radware Security Operations Center Issues Advisory for YATE Vulnerabilities that Can Disrupt VoIP Infrastructures

-

Radware Provides Recent Protection for Oracle Application Vulnerabilities

-

Radware Launches Next Generation "Business-Smart Network" Strategy (Covelight Acquisition)

-

Radware Takes Top Honors in IDG TechWorld Application Delivery Product Test Comparison

-

Radware Security Update Service Responds to Windows .ANI

-

Radware Earns Top Ratings in Extensive Lab Testing of VoIP Traffic Resiliency and Quality

Company management will host a quarterly investor conference call at 8:45 AM EDT on July 26, 2007. The call will focus on financial results for the quarter ended June 30, 2007, and certain other matters related to the Company’s business.

The conference call will be webcast on July 26, 2007 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Please use the following dial-in numbers to participate in the second quarter 2007 call:
Participants in the U.S. call: 1-877-260-8900 (Toll Free)
Participants outside the U.S. call: 1-612-332-0637

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2006	For the Three months ended June 30, 2007	For the Six months ended June 30, 2006	For the Six months ended June 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	20,058	21,463	40,104	41,183
Cost of revenues	3,876	4,322	7,741	9,410
Gross profit	16,182	17,141	32,363	31,773
Operating expenses:
Research and development, net	4,268	5,978	8,100	11,185
Sales and marketing	12,883	14,896	25,006	27,922
General and administrative	1,528	1,825	3,006	3,580
Total operating expenses	18,679	22,699	36,112	42,687
Operating loss	(2,497)	(5,558)	(3,749)	(10,914)
Financial income, net	1,815	1,637	3,415	3,399
Loss before income taxes	(682)	(3,921)	(334)	(7,515)
Income taxes	78	(92)	40	(69)
Net loss	(604)	(4,013)	(294)	(7,584)

Basic net loss per share	$(0.03)	$(0.21)	$(0.02)	$(0.39)
Weighted average number of shares used to compute basic loss per share	19,493,518	19,460,835	19,337,817	19,442,657

Diluted net loss per share	$(0.03)	$(0.21)	$(0.02)	$(0.39)
Weighted average number of shares used to compute diluted net loss per share	19,493,518	19,460,835	19,337,817	19,442,657

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2006	For the Three months ended June 30, 2007	For the Six months ended June 30, 2006	For the Six months ended June 30, 2007

GAAP Net loss	(604)	(4,013)	(294)	(7,584)
Stock-based compensation expenses, included in:
Cost of revenues	17	22	37	40
Research and development, net	241	347	540	564
Sales and marketing	696	559	1,453	877
General and administrative	116	403	229	784
Income taxes	(117)	-	(233)	-
	953	1,331	2,026	2,265
Amortization of intangible assets and acquisition related expenses, included in:
Cost of revenues	74	150	148	223
Research and development, net	21	79	42	158
Sales and marketing	39	43	78	82
Income taxes	16	30	32	54
	150	302	300	517

One-time inventory write-off	-	-	-	1,200
Non-GAAP Net income (loss)	499	(2,380)	2,032	(3,602)

Non-GAAP Diluted net earnings (loss) per share	$0.03	$(0.12)	$0.10	$(0.19)
Weighted average number of shares used to compute Non-GAAP diluted net earnings (loss) per share	19,891,804	19,460,835	20,054,493	19,442,657

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2006	June 30, 2007
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	25,324	62,433
Short-term marketable securities	115,051	71,140
Trade receivables, net	17,453	13,931
Other receivables and prepaid expenses	1,996	2,702
Inventories	6,892	5,745
	166,716	155,951
Long-term investments
Long-term bank deposit	9,602	9,541
Long-term marketable securities	14,154	15,148
Severance pay funds	2,907	3,119
	26,663	27,808

Property and equipment, net	9,253	11,267

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,582	6,597
Goodwill	9,454	13,474
	13,036	20,071

Total assets	215,668	215,097

Current liabilities
Trade payables	6,956	6,318
Deferred revenues, other payables and accrued expenses	22,354	26,408
	29,310	32,726

Accrued severance pay	3,944	4,589

Total liabilities	33,254	37,315

Shareholders’ equity
Share capital	478	480
Additional paid-in capital	170,110	172,942
Accumulated other comprehensive loss	(242)	(124)
Treasury stock, at cost	(11,069)	(11,069)
Retained earnings	23,137	15,553
Total shareholders’ equity	182,414	177,782

Total liabilities and shareholders' equity	215,668	215,097